SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated March 31, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

_________________________________

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant’s principal executive offices)

__________________________________

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes, is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-     .

EXPLANATORY NOTE

The Unaudited Pro Forma Condensed Combined Financial Statements for Mittal Steel Company N.V. and International Steel Group Inc. as of and for the year ended December 31, 2004, included as an exhibit hereto, have been so prepared and are being filed for the sole purpose of inclusion into Mittal Steel Company N.V.’s registration statements under the Securities Act of 1933, as amended (the “Securities Act”), including its Registration Statement on Form F-4 (Registration No. 333-121220) (the “Form F-4”).

Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Form F-4 and its Registration Statement on Form S-8 (Registration No. 333-107102), each filed with the Securities and Exchange Commission under the Securities Act, to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act or the Securities Exchange Act of 1934, as amended.

INDEX

Exhibit 1.1	Unaudited Pro Forma Condensed Combined Financial Statements for Mittal Steel Company N.V. and International Steel Group Inc. as of and for the year ended December 31, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.
Date: March 31, 2005	By:	/s/ Henk Scheffer
		Name:	Henk Scheffer
		Title:	Company Secretary

EXHIBIT INDEX

1.1	Unaudited Pro Forma Condensed Combined Financial Statements for Mittal Steel Company N.V. and International Steel Group Inc. as of and for the year ended December 31, 2004.